

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Glenn Fogel
Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk , Connecticut 06854

      Re: Booking Holdings Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-36691

Dear Mr. Fogel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation